                                                    Filed by Deutsche Telekom AG
                           Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company: VoiceStream Wireless Corporation
                                              Exchange Act File Number 000 29667

THE FOLLOWING WAS POSTED ON DEUTSCHE TELEKOM AG'S WEBSITE ON JANUARY 2, 2001.

Deutsche Telekom

Dr. Ron Sommer
January 2001




Deutsche
Telekom

Disclaimer

This presentation contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's, VoiceStream's, and Powertel's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transactions referenced in this presentation, which has been preliminarily filed with the Securities and Exchange Commission (the "Commission") and any amendments thereto because it contains, and any amendments thereto will contain, important information. The proxy statement/prospectus has been filed with the Commission by Deutsche Telekom AG, VoiceStream Wireless Corporation and Powertel, Inc. Security holders may obtain a free copy of the proxy statement/prospectus and other related documents filed by Deutsche Telekom, VoiceStream, and Powertel at the Commission's website or at the Commission's public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom,
Attention: Petra Michalscheck, Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany and/or Deutsche Telekom, Inc., Attention: Brigitte Weniger, 280 Park Avenue, 26th Floor, New York, New York 10017;


Deutsche Telekom
                                                                          Page 2
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Digestion phase

Setting the stage

-  Environment for telcos has changed through UMTS licenses and build-out costs

-  Financing has developed into a key competitive advantage

- Europe is changing from a sellers' to a buyers' market with an impact on company prices

-  Political environment not ripe for European consolidation yet


              We are not missing out on anything in the short term


Deutsche                                                            January 2001
Telekom                                                                   Page 3

Key priorities

A full program for the near future


Recent acquisitions           E billion*
-------------------           ----------
VoiceStream(pending)             59.7
One2One                          11.3
Powertel(pending)                 6.9
debis Systemhaus                  4.4
MATAV (increase)                  2.2
Media One                         2.1
Club Internet                     1.9
max.mobil. (increase)             1.1
Slovak Telecom                    1.0
Croatian Telecom                  0.8
comdirect                         0.7
SIRIS                             0.7
Ya.com                            0.6
Beta research                     0.5
                                 ----
Total                            93.9

* At time of announcement.


-  Integrating acquisitions amounting to E94 billion

-  Improving operational performance

- Building the business of tomorrow based on UMTS, system solutions and broadband Internet



Deutsche                                                            January 2001
Telekom                                                                   Page 4

Self-financing capability

Q1-Q3/2000


Cash effects             E billion
------------             ---------
Global One                  2.9
T-Online                    3.1
WIND                        2.7*
Cable NRW+Hesse             3.0
Cash Flow                   7.0
                           ----
Total                      18.7

* Payable to H1/2001

-  Non-core asset disposals started well ahead of competition

-  Portfolio streamlining program to continue over the foreseeable future

-  Strong cashflow and further carve outs planned



Deutsche                                                            January 2001
Telekom                                                                   Page 5

U.S. mobile market

The right market at the right time


- Due to the regulatory environment (734 different 800 MHz and 493 different 1,900 MHz license areas) and 5 different technical standards (analog, CDMA, TDMA, GSM, iDEN), the development of the U.S. mobile market is lagging behind Europe/Japan

- Assuming an 85% penetration rate for the U.S., the market still has a potential for 150 million new wireless customers



Deutsche                                                            January 2001
Telekom                                                                   Page 6

Financial highlights

Q1-Q3/2000 compared to 1999

E billions                            Q1-Q3/00           Q1-Q3/99         (delta)% 1)
----------                            --------           --------         -----------
Revenue                                   29.2               25.6          + 14.3%
EBITDA 2)                                 17.7               11.3          + 57.3%
Consolidated net income 3)                 8.4                1.3          + 575%
EPS (in Euro)                              2.8                0.4          + 534%

E billions                            30/09/00           30/09/99          (delta)%
----------                            --------           --------          --------
Gross financial liabilities               62.1               38.5          + 61.3%
Net financial liabilities                 55.4               22.1          +  150%
Employees (Group) 4)                   207,568            193,076          +  7.4%
- of which DTAG                        129,151            142,567          -  9.4%

1) Based on exact million figures.

2) Including sale of GlobalOne, Wind, CATV NRW+Hesse, dilution T-Online, comdirect, MTS, asset disposal, and others.

3) According to German GAAP.

4) Absolute numbers.



Deutsche                                                            January 2001
Telekom                                                                   Page 7

Growth drivers

Strong operational performance

                                                                          1999-     Q3/99-
Million                                       Q3/00     1999     Q3/99    Q3/00      Q3/00
-------                                       -----     ----     -----    -----     ------

MAJORITY-CONTROLLED MOBILE SUBSCRIBERS         26.5     15.7      13.1      69%       102%
  - Germany: T-Mobil (GSM)                     16.1      9.1       7.7      77%       109%
  - U.K.: One 2 One                             7.1      4.2       3.3      69%       115%
  - Austria: max.mobil.                         1.9      1.5       1.3      27%        46%
  - Hungary: Westel*                            1.4      0.9       0.8      56%        75%

T-ONLINE ACCOUNTS**                             7.0      4.2       3.6      67%        94%

TELEPHONE LINES (INCL. ISDN CHANNELS)          48.9     47.8      47.4       2%         3%
    of which: ISDN channels                    16.2     13.3      12.4      22%        31%
  - residential customers***                    7.6      6.0       5.4      27%        41%
  - business customers***                       8.6      7.3       7.0      18%        23%

*   Held directly and indirectly by MATAV, adjusted by 1999 figures.

**  Including 0.5 million Club Internet and 0.5 million Ya.com subscribers.

*** In 2000, small and medium-sized enterprises were reclassified under business customers.



Deutsche                                                            January 2001
Telekom                                                                   Page 8

Mobile communications

EBITDA improvement in Q3/2000

[BAR CHART]

        EBITDA* per quarter   Margins
           (E million)
Q1/00          412              22%
Q2/00          168               8%
Q3/00          546              23%

* Unadjusted


-  Revenue growth of 95%


-  Strong EBITDA improvement in Q3 predominantly driven by German operation:

   -  lower SACs on prepay compared to Q1 and Q2

   -  Increase in contract ARPU to E47.7 in Q3 (Q2:E46)

   - Prepay ARPU stabilized at E12 in Q3 (Q2:E12.3) despite continuous strong customer growth



Deutsche                                                            January 2001
Telekom                                                                   Page 9

T-Mobil (Germany)

Strong growth and stable market shares


[PIE CHART]

                  1999
                  ----
T-D1               39%
D2                 41%
e-plus             16%
E2                  4%

23.2 million customers


[PIE CHART]

                 H1 2000
                 -------
T-D1               39%
D2                 41%
e-plus             15%
E2                  5%

34.0 million customers


[PIE CHART]

                 Q3 2000
                 -------
T-D1               40%
D2                 41%
e-plus             14%
E2                  6%

40.7 million customers


Source: Telecom-Handel



Deutsche                                                            January 2001
Telekom                                                                  Page 10
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Mobile penetration in Germany

Subscriber acquisition costs decrease as penetration levels out

                          [PENETRATION % LINE GRAPH]

        [SUBSCRIBER ACQUISITION COSTS VS. SUBSCRIBER RETENTION COSTS]

[Chart describing increase in penetration levels between 1995 and 2003 (estimates for 2000-2003) from less than 10% in 1995 to over 80% by 2003 and subscriber acquisition and retention costs]



Deutsche                                                            January 2001
Telekom                                                                  Page 11

One2One

Increasing market share


[PIE CHART]

                 1999
                 ----
One2One           17%
Orange            21%
Cellnet           29%
Vodafone          33%

23.9 million customers


[PIE CHART]

                H1 2000
                -------
One2One           20%
Orange            23%
Cellnet           26%
Vodafone          31%

30.7 million customers


[PIE CHART]

                Q3 2000
                -------
One2One           21%
Orange            24%
Cellnet           25%
Vodafone          30%

34.4 million customers



Source: One2One



Deutsche                                                            January 2001
Telekom                                                                  Page 12

Eastern Europe(1)

Strong positioning in Central and Eastern Europe

                                 max.mobil.    RadioMobil*    PTC**     MTS***
                                 ----------    -----------    -----     ------
Penetration Q3 2000                   63.8%          32.1%     15.4%        14%
GSM Market share Q3 2000              37.8%          45.0%     43.1%      52.0%
Subscribers Q3 2000 (million)          1.9            1.5       2.5        0.9
Net revenues Q1-Q3/00 (E mn)           744            346       656        349
EBITDA Q1-Q3/00 (E mn)                  85            118       205        182

* Option exercised to increase indirect shareholding in RadioMobil from 41.4% to 52.0% in H1/2001.
**   22.5% shareholding held by TMO, with further 22.5% held by Deutsche
     Telekom.
***  Shareholding of 36.2%.



Deutsche                                                            January 2001
Telekom                                                                  Page 13

Eastern Europe(2)

Leading mobile operators in Hungary and Croatia

                                      Westel    Croatia Telecom
                                      ------    ---------------
Penetration rate Q3 2000                 25%          20%
GSM market share Q3 2000                 55%          48%
Mobile subscribers Q3 2000 (`000)      1,432          429
Net revenues Q1-Q3/00 (E mn)           1,266          610
EBT Q1-Q3/00 (E mn)                      350          126




Deutsche                                                            January 2001
Telekom                                                                  Page 14

T-Mobile

UMTS in all countries with operations


European UMTS landscape

[EUROPEAN UMTS LANDSCAPE GRAPHIC]


Successful bids


1. U.K.: GBP 4.0 billion (69 GBP per POP)

2. Germany: E8.5 billion (E104 per POP)

3. Netherlands: E395 million (E41 per POP)

4. Austria E170 million (E21 per POP)




Deutsche                                                            January 2001
Telekom                                                                  Page 15

Projected T-D1 customer migration

Assuming 6 UMTS players and full migration to 3G at end of 2010


[PROJECTED T-D1 CUSTOMER MIGRATION BAR CHART]

[Chart describing full migration from 2G/2.5G to 3G from 1998 to the end of 2010 as rising from 5 million 2/G2.5G subscribers in 1998 to 25 million 3G subscribers in 2010]





Deutsche                                                            January 2001
Telekom                                                                  Page 16
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T-Motion

Up and Running

                                                                 [PHONE GRAPHIC]

-  Headquartered in London with currently more than 100 employees

-  German portal launched at end of September

Operational statistics (6 weeks after launch)

-  Number of subscribers > 10,000

-  Accesses per day > 60,000

-  Average usage time per session: 2 min

-  Most popular services:

     1. Information (News, Business news, Weather)   : 25% of all hits

     2. Community (Dating Zone, Chat, Pride Guide)   : 16% of all hits

     3. Search (Phone directory, Yellow pages,
        Doctor search, Jobs)                         : 15% of all hits



Deutsche                                                            January 2001
Telekom                                                                  Page 17

T-Online

Strong growth in minutes and e-commerce revenues

Access: minutes/month/subscriber

H1/1997             190
H2/1997             205
H1/1998             225
H2/1998             245
H1/1999             300
H2/1999             350
Q1-Q3 2000          501


e-commerce and advertising revenues

E million

Q1/00          15.9
Q2/00          17.4
Q3/00          27.8

Source: Company data




Deutsche                                                            January 2001
Telekom                                                                  Page 18

T-Systems

Milestones along the path to success

2000
Q3/2000

20.09. Regulatory approval (Federal Cartel Office)

Q4/2000

01.10. Closing debis Systemhaus
01.10. Start of integration process
01.10. First-time consolidation of debis
16.11. New CEO announced
30.11. Implementation plans and budget

Q1/2001

01.01. Launch of T-Systems brand
01.01. Joint market presence

Q2/2001

01.01. Joint market presence

Q3/2001

01.01. Joint market presence

Q4/2001

01.01. Joint market presence

2002



Deutsche                                                            January 2001
Telekom                                                                  Page 19

Network communications

EBITDA remains stable


[BAR CHART]

          EBITDA* per quarter
               E million         Margins
             -------------       -------
Q1/00            1,535            38.6%
Q2/00            1,560            43.0%
Q3/00            1,576            44.1%

* Unadjusted


-  Stable EBITDA and margins

- EBITDA negatively influenced in Q1 by disposition of non-current assets and additions to accruals (approx. E260 million)

-  Accumulated EBITDA Q1-Q3: E4.7bn





Deutsche                                                            January 2001
Telekom                                                                  Page 20

Network communications

Diminishing dependence on long-distance revenues


Revenues
E billion

[BAR CHART]

             Long-distance revenues     Total revenues     % of Total revenues
             ----------------------     --------------     -------------------
Q1-Q3/98              6.4                    26.0                  24.7%
Q1-Q3/99              3.4                    25.6                  13.1%
Q1-Q3/00              2.3                    29.2                   8.0%


- Long distance versus total revenues has decreased from 25% in Q3/1998 to only 8% in Q3/2000

- A long-distance call to New York costs as much as a long distance call to Hamburg

-  We have among the most competitive long-distance call rates in the world




Deutsche                                                            January 2001
Telekom                                                                  Page 21

T-Com


T-DSL tariff initiatives and calling plans boost access growth

T-DSL

Contracts (thousands)

[BAR CHART]

Jan            5
Feb            7
Mar           10
Apr           16
May           44
Jun           57
Jul           75
Aug          122
Sep          223
Oct          322
Nov          450
Dec*         540

*  As of December 18, 2000

Current run rate approximately
30,000 new contracts per week

AktivPlus

[BAR CHART SHOWING GROWTH OF AKTIVPLUS CUSTOMERS FROM JANUARY 2000 TO DECEMBER 8, 2000]

420% growth since year-end 1999









Deutsche                                                            January 2001
Telekom                                                                  Page 22

Deutsche Telekom

A unique growth story


-  Closing of Voice Stream number one priority

-  Significant push in mobile data: GPRS and T-Motion

- Leveraging T-Online's market leadership to grow advertising and e-commerce revenues

-  Creation of T-Systems as the second largest systems integrator in Europe

-  Expanding our position as Europe's premier DSL provider



Deutsche                                                            January 2001
Telekom                                                                  Page 23